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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 45692

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

NAFINSA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 MADISON AVENUE, SUITE 923
(No. And Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONIO SANCHEZ (646) 495-5172
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTONIO SANCHEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAFINSA SECURITIES, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

LAZO [illegible] YASMIN
NOTARY [illegible] of New York
No. [illegible]
Qualified in [illegible] County
Commission Expires Oct. 1, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAFINSA SECURITIES, INC.

A WHOLLY OWNED SUBSIDIARY OF

NAFINSA HOLDINGS CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Nafinsa Securities, Inc., a wholly owned subsidiary of
Nafinsa Holdings Corp.:

We have audited the accompanying statement of financial condition of Nafinsa Securities, Inc. (the "Company"), a wholly owned subsidiary of Nafinsa Holdings Corp., as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Nafinsa Securities, Inc. (the "Company"), a wholly owned subsidiary of Nafinsa Holdings Corp., as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the financial statements, in January 2010, Nafinsa Holdings Corp. commenced the process of ceasing the operations of the Company.

Fulvio + Associates, L.L.P.

New York, New York
February 18, 2010

NAFINSA SECURITIES, INC.
A WHOLLY OWNED SUBSIDIARY OF NAFINSA HOLDINGS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 147,972
Receivables from clearing broker	1,306,522
Deposit with clearing broker	300,000
Prepaid expenses	10,340
TOTAL ASSETS	$ 1,764,834

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 16,583
Stockholder's Equity:	
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	7,756,056
Accumulated deficit	(6,007,806)
Total Stockholders' Equity	1,748,251
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,764,834

The accompanying notes are an integral part of this financial statement.

NAFINSA SECURITIES, INC.
A WHOLLY OWNED SUBSIDIARY OF NAFINSA HOLDINGS CORP.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

Nafinsa Securities, Inc. ("Company") is a wholly owned direct subsidiary of Nafinsa Holdings Corp. ("Parent") and an indirect subsidiary of Nacional Financiera, SNC ("NAFIN"). NAFIN is a Mexican development banking institution controlled, since its establishment in 1934, by the Government of Mexico. The primary objective of NAFIN is to strengthen and modernize small and medium-sized companies in Mexico's private sector in order to encourage the efficient production and distribution of goods and services through the private and public sectors of the economy.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker engaging primarily in the sale, trading and distribution of sovereign and private sector securities of Mexico and other Latin American countries.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition: Securities transactions and related income and expenses are recorded on a trade date basis.

Income taxes: The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes (formerly Statement of Financial Accounting Standards No. 109). Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Use of estimates: In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Tax uncertainties: Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes (formerly FASB Interpretation No. 48) provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

Fair value measurement: Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

NOTE 3 - DUE FROM AND DEPOSIT WITH BROKER

The Company clears all customer transactions through another U.S. securities broker on a fully disclosed basis. Due from broker represents amounts due from that firm.

The Company has agreed to indemnity its clearing broker for losses that may be sustained as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. No such losses arose during the year ended December 31, 2009.

As part of this agreement with its clearing broker, the Company maintains a good faith deposit of $300,000, which is reflected in the statement of financial condition as deposit with clearing clearing broker. The deposit with the clearing broker consists of cash.

NOTE 4 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was $1,733,021, which exceeded the required net capital by $1,633,021. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was .0096 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company enters into securities transactions with NAFIN and its subsidiaries in the normal course of business. The Company's net gain from riskless principal transactions is principally derived from such transactions with NAFIN and its subsidiaries.

The Company maintains an administrative service agreement with the Parent. The Parent provides the Company with certain operational administrative services for which the Company is allocated its proportional cost. The Company incurred $749,492 during the year ended December 31, 2009 in connection with these services.

NOTE 6 - INCOME TAXES

The Company is a member of a consolidated group for Federal income tax filing purposes. Accordingly, the Company has a Federal income tax sharing agreement with the Parent, which makes required payments on behalf of the Company. In general, under the terms of the agreement, the Company owes the Parent an amount equal to the Federal income tax computed annually on a separate company basis. At December 31, 2009, no amounts were owed to the Parent under the terms of the agreement due to the consolidated group's net operating loss ("NOL"). In 2009, the Company, on a separate company basis, was required to pay its state and local taxes on the basis of capital rather than income.

At December 31, 2009, the Company has an NOL carryforward for Federal income tax purposes totaling approximately $6,148,635. The carryforward is available to offset future taxable income and will expire during the years 2010 through 2021 if not utilized. For financial statement reporting purposes, a deferred tax asset of approximately $2,767,050 related to the NOL carryforwards has been fully offset with a valuation allowance, as the realization of this deferred tax asset is dependent on the Company generating future taxable income. The deferred tax asset and the corresponding valuation allowance decreased by approximately $58,050 in the current year primarily due to losses incurred during the current year.

NOTE 7 - SUBSEQUENT EVENTS

On October 29, 2009, the Board of Directors of NAFIN initiated the process of discontinuing the operations of the Parent and Company. In January 2010, the Parent commenced the process of ceasing the operations of the Company.